TRANSALTA CORPORATION

RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MARCH 31, 2010

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

This financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”). This information does not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements. Accordingly, this information should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2010 and 2009, and the audited 2009 U.S. GAAP reconciliation. All amounts herein are in millions of Canadian dollars unless otherwise noted.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below.

A.  EARNINGS, EARNINGS PER SHARE (“EPS”) AND COMPREHENSIVE INCOME INFORMATION

	Reconciling	3 months ended March 31
Unaudited	items	2010	2009

Net earnings - Canadian GAAP		67	42
Net earnings attributable to non-controlling interests		5	14
Revenues, net of tax	IX	(11)	-
Pension cost, net of tax	IV	(1)	(1)
Share-based payment, net of tax	VI	-	2
Net earnings - U.S. GAAP		60	57
Net earnings attributable to non-controlling interests - U.S. GAAP		5	14
Net earnings attributable to TransAlta - U.S. GAAP		55	43
Weighted average number of common shares outstanding in the period		219	198

Net earnings attributable to TransAlta per share, basic and diluted - U.S. GAAP		0.25	0.22

	Reconciling	3 months ended March 31
Unaudited	items	2010	2009
Net earnings - U.S. GAAP		60	57
Other comprehensive income - Canadian GAAP		92	181
Employee future benefits	IV	5	(8)
Cash flow hedges	I	-	6
Comprehensive income - U.S. GAAP		157	236
Comprehensive income attributable to non-controlling interests - U.S. GAAP		5	14
Comprehensive income attributable to TransAlta - U.S. GAAP		152	222

B.  BALANCE SHEET INFORMATION

		March 31, 2010		Dec. 31, 2009
Unaudited	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant, and equipment, net	I	7,536	7,546	7,578	7,594
Goodwill	VIII	431	406	434	409
Net risk management assets	IX	401	357	245	216
(including current portion)

Liabilities
Deferred credits and other liabilities	IV	143	256	136	254
Net future or deferred income tax liabilities	I, II, IV, VI, VIII, IX	540	501	473	438
(including current portion)
Non-controlling interests	VII	469	-	478	-

Equity
Contributed surplus	III	-	133	-	133
Retained earnings	IV, VI, VII, VIII, IX	638	428	634	436
Accumulated other comprehensive income	I, IV	218	162	126	69
Non-controlling interests	VII	-	469	-	478

C.  RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must remain in Other Comprehensive Income (“OCI”). In addition, amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	March 31, 2010	Dec. 31, 2009

Future income tax liabilities (net) under Canadian GAAP	(540)	(473)
Pensions	31	32
Cash flow hedges	(3)	(4)
Embedded derivatives	11	7
Deferred income tax liabilities (net) under U.S. GAAP	(501)	(438)

Comprised of the following:
	March 31, 2010	Dec. 31, 2009

Current deferred income tax assets	17	17
Long-term deferred income tax assets	200	243
Current deferred income tax liabilities	(55)	(57)
Long-term deferred income tax liabilities	(663)	(641)
	(501)	(438)

TransAlta adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now contained in FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Unrecognized tax benefits decreased by $2 million for the three months ended March 31, 2010. The total recorded as of March 31, 2010 is $109 million.

The reconciliation between the opening and closing unrecognized tax benefits is provided below:

Balance, Dec. 31, 2009	111
Decrease as a result of settlements with taxation authorities	(2)
Balance, March 31, 2010	109

These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities. As at March 31, 2010, the tax years that remain subject to examination in major jurisdictions are: 1997 – 2009 in Canada, 2006 – 2009 in the U.S., 2003 – 2008 in Mexico, and 1996 – 2009 in Australia.

The Corporation’s accounting policy is to include interest and penalties as a component of income taxes. There were no interest and penalties recorded in the first quarter of 2010 or 2009.

III.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition. TA Power held an option to resell its interest in TA Cogen to the Corporation in 2018, but in 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under FASB Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus.

IV.  Pension Plans

An additional difference between Accumulated Other Comprehensive Income (“AOCI”) under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in FASB ASC Topic 715, Compensation – Retirement Benefits. Under U.S. GAAP, gains and losses recognized on pension plans and post-retirement benefits are recorded to OCI but are charged to earnings as services are rendered under Canadian GAAP. Consequently, the pension benefit cost under U.S. GAAP is impacted by the amounts amortized through AOCI which does not affect the pension benefit cost under Canadian GAAP. The pension benefit cost is adjusted for this difference.

The components of AOCI under U.S. GAAP for adjustments as disclosed in reconciling items I and IV are as follows:

	March 31, 2010	Dec. 31, 2009
Cumulative unrealized gains (losses) on translating self-sustaining foreign operations, net of hedges and tax	(76)	(63)
Cumulative unrealized gains on cash flow hedges, net of tax	302	201
Pensions, net of tax	(64)	(69)
Accumulated other comprehensive income	162	69

V.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the United States Securities Exchange Commission (“SEC”), the Corporation, as a Foreign Private Issuer, has elected to account for incorporated joint ventures using the proportionate consolidation method. See disclosure of the amounts proportionately consolidated in Note 32 of the Corporation’s 2009 annual audited consolidated financial statements.

VI.  Share-Based Payment

Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the service period will be recognized as compensation expense over that period. FAS 123(R), now contained in FASB ASC Topic 718, Compensation – Stock Compensation, also requires that the adjusted fair value of these instruments be classified as a liability instrument rather than as an equity instrument. The difference in measurement had no impact on the financial information presented herein as it was immaterial.

VII.  Sale of Minority Interest

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP. FAS 160, Noncontrolling Interests in Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent. As at March 31, 2010, $1 million is included in retained earnings as a result of a prior year reclassification from other income.

VIII.  Acquisition of Canadian Hydro Developers

On Oct. 23, 2009, TransAlta completed the acquisition and payment for 87 percent of the outstanding common shares of Canadian Hydro Developers. On Nov. 4, 2009, TransAlta acquired the remaining 13 percent of the issued and outstanding shares. Under U.S. GAAP, FASB ASC Topic 805, Business Combinations, the acquisition method is applied where the identifiable assets acquired and liabilities assumed were measured at their acquisition-date fair value, and the acquisition-related costs were expensed under U.S. GAAP rather than capitalized, as was done under Canadian GAAP.

IX.  Embedded Derivatives

Under U.S. GAAP, FASB ASC Topic 815, Derivatives and Hedging, an embedded foreign currency derivative instrument is required to be separated from its host contract when the currency in which the price of the related good or service that is acquired or delivered is not routinely denominated in international commerce and is not the functional currency of the parties to the contract. Under Canadian GAAP, the separation of the embedded derivative is not required since the currency of the embedded foreign currency derivative instrument is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place. As a result of the difference in standards for recognizing embedded foreign currency derivatives, TransAlta was required to separately record an embedded derivative under U.S. GAAP. As at March 31, 2010, $44 million was classified as a risk management liability. In the current period, the amount of the separated embedded foreign currency derivative instrument increased by $15 million and the unrealized loss of $11 million, net of tax has been recognized in net earnings.

X.  Private Equities

TransAlta holds private equity funds in its Canadian pension plan that are entered into under ten year agreements at which time they are redeemed. These private equities seek to provide a return to investors with the following strategies:

Lumira Capital I Limited Partnership holds a mixture of public and private companies in the life sciences sector. Novacap II, L.P. operates a venture capital business specializing in the manufacturing sector and technology sector. Northleaf Global Private Equity Investors I seeks to build a diversified portfolio of investments in private equity funds managed by fund managers with a focus on investments in venture capital and buyout funds, principally in North America and Western Europe.

D.  CHANGES IN ACCOUNTING STANDARDS

I.  Current Accounting Changes

1. Subsequent Events

On Feb. 24, 2010, the Corporation adopted Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events, which is an amendment to FASB ASC Topic 855, Subsequent Events. ASU No. 2010-09 specifies that SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. The implementation of this standard will not have an impact on this financial information.

2. Fair Value Measurements

On Jan. 1, 2010, the Corporation adopted ASU No. 2010-06, “Improving Disclosures about Fair Measurements”, which provides amendments to FASB ASC Topic 820, Fair Value Measurements and Disclosures. ASU No. 2010-06 requires new disclosures and clarifies existing disclosures. The disclosure of the activity within Level 3 fair value measurements will be effective for fiscal years beginning after Dec. 15, 2010, and for interim periods within those years. Disclosure that meets the requirement of this standard can be found in Note 6 of the Corporation’s quarterly consolidated financial statements as at March 31, 2010.

3. Variable Interest Entities

On Jan. 1, 2010, the Corporation adopted ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which is a result of FAS 167 issued in June 2009 and is now contained in FASB ASC Topic 810, Consolidations. Statement 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities and it provides guidance on how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The implementation of this standard did not have an impact on this financial information.

4. Transfers of Financial Assets

On Jan. 1, 2010, the Corporation adopted ASU No. 2009-16, Accounting for Transfers of Financial Assets, which is a result of FAS 166 issued in June 2009 and is now contained in FASB ASC Topic 860, Transfers and Servicing. Statement 166 is a revision to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more disclosure on transfers of financial assets, including securitization transactions and continued exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity” and provides requirements for derecognizing financial assets. The implementation of this standard did not have an impact on this financial information.

II.  Future Accounting Changes

1. International Financial Reporting Standards (“IFRS”) Convergence

On Nov. 15, 2007, the SEC unanimously voted to accept from foreign private issuers financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. On Jan. 1, 2011, the Corporation will be converged with International Financial Reporting Standards (“IFRS”). Consequently, future accounting changes will pertain to IFRS and the Corporation will submit its IFRS compliant financial statements to the SEC rather than this Reconciliation to United States Generally Accepted Accounting Principles.